Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED NOVEMBER 22, 2013

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013 and November 12, 2013. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of November 22, 2013.

RECENT DEVELOPMENTS

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “PROSPECTUS SUMMARY – Our Real Estate Portfolio, beginning at page 4 of the prospectus, and “OUR INVESTMENTS,” beginning at page 73 of the prospectus. Terms used herein without definition have the meanings ascribed to them in the prospectus.

New Multifamily Development Project

City Walk Property, Roswell, Georgia

On November 15, 2013, through a subsidiary of our operating partnership, GGT City Walk Holdings, LLC (the “CGP JV Partner”), we acquired a 75% interest in GGT LMI City Walk GA, LLC, a Delaware limited liability company (the “City Walk Joint Venture”). LMI City Walk Investor, LLC (the “LMI JV Partner”), an affiliate of Lennar Corporation (“Lennar”), owns a 25% interest in the City Walk Joint Venture.

The City Walk Joint Venture acquired, on November 15, 2013, a fee simple interest in a 10.7 acre parcel of land located in Roswell, Fulton County, Georgia, an affluent suburb of Atlanta (the “City Walk Property”). The City Walk Property was acquired from Roswell Commons Group, L.P. via an assignment, from an affiliate of Lennar, of that certain sales contract dated effective January 10, 2013, as amended. Neither we nor Lennar is affiliated with the seller of the City Walk Property. The City Walk Joint Venture intends to develop, construct and operate a “Class A” apartment community on the City Walk Property to be known as “City Walk,” which community will consist of five three-story residential buildings totaling 320 apartment homes, and will feature a club room, community pool, fitness center, and business center, among its amenities (the “City Walk Project”).

The purchase price for the City Walk Property was approximately $8.1 million. The total projected budget for the City Walk Project is approximately $46.4 million, which includes the purchase price of the land, demolition and construction costs, and other development costs. The purchase price and related acquisition closing costs, along with certain expenses, fees and pre-development costs incurred by LMI JV Partner, were funded by the City Walk Joint Venture from the capital contributions of the CGP JV Partner and the LMI JV Partner, as further described below. The balance of the development and construction costs of the City Walk Project will be funded by draws on a construction loan (the “City Walk Construction Loan”) from Regions Bank (the “City Walk Lender”), as described below.

On November 15, 2013, the City Walk Joint Venture entered into the City Walk Construction Loan, a promissory note, a deed to secure the debt, and related documents evidencing and securing the City Walk Construction Loan (collectively, the “City Walk Loan Documents”) with the City Walk Lender. Pursuant to the City Walk Loan Documents, the City Walk Lender will fund up to approximately $32.5 million of the development and construction costs of the City Walk Project, subject to certain loan-to-value ratio and loan-to-cost ratio limits.

During the 36-month initial term, the City Walk Construction Loan will accrue interest at the variable interest rate per annum of 2.20% above the one-month LIBOR rate (the “LIBOR Rate”). The interest rate is subject to adjustment monthly, with adjustments becoming effective on the first business day of each calendar month, based on the latest one-month LIBOR rate as published in the “Money Rates” column of The Wall Street Journal two days prior to the adjustment determination. Accrued interest on the City Walk Construction Loan is due and payable monthly commencing December 1, 2013, with all accrued and unpaid interest due at maturity. The outstanding principal balance of the City Walk Construction Loan is due and payable in a single payment at maturity. The City Walk Construction Loan has an initial term of three years, with two additional 12-month extensions at the option of the City Walk Joint Venture, each extension subject to prior notice, satisfaction of certain debt service coverage ratios, achievement of certain loan-to-value ratios and other conditions, and the payment of a loan extension fee of 0.25% for each extension, based on the then outstanding unpaid principal balance of the City Walk Construction Loan. In the event that the City Walk Joint Venture exercises an extension option, monthly payments of principal and accrued interest will be required, based on a 30-year repayment amortization schedule, or 29-year repayment amortization schedule for second extension option, and an assumed interest rate of 6.0%. In the event of two extensions of the initial term, the estimated outstanding principal balance of the City Walk Construction Loan would be approximately $31.7 million at maturity. The City Walk Construction Loan may be prepaid at any time without fee, penalty or premium, with notice and all applicable payments. In the event of a default, the City Walk Construction Loan will bear interest at the then current rate plus 5%, such amount not to exceed the highest rate authorized by applicable law.

The City Walk Loan Documents require the commencement of the City Walk Project within 60 days of the closing date of the City Walk Construction Loan, and the completion of construction by August 15, 2015, subject to delays for certain unforeseeable events. The City Walk Loan Documents contain affirmative, negative and financial covenants, agreements, representations, warranties, borrowing conditions, and events of default customary for development projects such as the City Walk Project. Affiliates of Lennar have provided absolute, irrevocable and unconditional completion, and loss guaranties to the City Walk Lender. The City Walk Joint Venture and an affiliate of Lennar have provided the City Walk Lender with an environmental indemnity. The City Walk Construction Loan is secured under a deed to secure debt by the City Walk Property and all improvements to be constructed thereon and an assignment of rents, and a letter of credit in the amount of approximately $2.4 million issued by Citibank, N.A. and naming the City Walk Lender as the sole beneficiary.

LMI JV Partner has agreed to serve as the developer of the City Walk Project under the terms of a development agreement dated November 15, 2013 (the “City Walk Development Agreement”), pursuant to which the LMI JV Partner and Lennar, as guarantor, have provided the City Walk Joint Venture with a construction cost overrun guaranty. Under the City Walk Development Agreement, the LMI JV Partner will receive a development fee equal to 3% of the final City Walk Project budget, payable in equal monthly installments during the development of the City Walk Project. LMICS, LLC, a Lennar affiliate, will serve as the general contractor of the City Walk Project (the “City Walk Contractor”) under the terms of an AIA standard form of agreement between owner and contractor dated November 15, 2013 (the “City Walk Construction Contract”). The City Walk Contractor has agreed to construct and deliver the City Walk Project for a total of approximately $29.7 million, which amount includes a general contractor’s fee equal to 4% of the cost of the work. The construction fee is payable in monthly installments over the construction period. Commencement of the City Walk Project is planned for December 2013, and the City Walk Contractor is required to achieve substantial completion not later than 18 months from the date of commencement, subject to certain excusable delays. We anticipate that the City Walk Project should achieve substantial completion in the second quarter of 2015. The first $285,000 of any construction cost savings shall revert 100% to the City Walk Contractor, and thereafter, any further cost savings will revert 75% to the City Walk Joint Venture and 25% to the City Walk Contractor. The City Walk Development Agreement and the City Walk Construction Contract each contain customary representations, warranties, insurance, indemnification, events of default, termination, dispute resolution, and other customary provisions. It is currently anticipated the leasing and management of the City Walk Project will be provided by an affiliate of Lennar.

Pursuant to the City Walk JV Agreement, the CGP JV Partner agreed to fund an initial capital contribution of up to a maximum of approximately $10.4 million for a 75% interest in the City Walk Joint Venture, and the LMI JV Partner agreed to fund an initial capital contribution of up to a maximum of approximately $3.5 million for a 25% interest in the City Walk Joint Venture. Under certain circumstances, the members of the City Walk Joint Venture may be required to contribute additional capital to the City Walk Joint Venture. We, through the CGP JV Partner, are the managing member of the City Walk Joint Venture. However, we have delegated to the LMI JV Partner the authority to manage certain of the day-to-day operations of the City Walk Joint Venture, subject to our approval of certain major decisions that require the consent of both members, and further subject to our right to terminate such delegation of authority, with or without cause, as determined in the City Walk JV Agreement. In the event of the removal the LMI JV Partner as the operating partner for cause, the LMI JV Partner will cease to have any rights to approve or consent to any matters under the City Walk JV Agreement.

Generally, under the terms of the City Walk JV Agreement, operating cash flow will be distributed to the CGP JV Partner and to the LMI JV Partner on a pro rata basis in accordance with their respective percentage interests in the City Walk Joint Venture. Upon the occurrence of a major capital event, such as a sale of the City Walk Property or refinancing of the City Walk Construction Loan, proceeds will be distributed pro rata until accrued and unpaid minimum cumulative operating returns on capital equal to 10.5% per annum are achieved and invested capital is returned. Thereafter the LMI JV Partner may receive a disproportionately higher share of remaining proceeds at varying percentages based on our having received certain minimum threshold returns.

The City Walk JV Agreement also provides that at any time after two years following the completion of the City Walk Project, the CGP JV Partner may cause the marketing and sale or other transfer of the City Walk Property, in which event, the LMI JV Partner may elect to agree to such marketing and sale or to purchase the CGP JV Partner’s interest for a price based on the proposed sale price.

Founded in 1954, Lennar is a Miami-based homebuilding company with a current market capitalization of over $7 billion. LMI was founded in 2011 as an initiative to combine the financial strength of Lennar, currently the third-largest homebuilder in the United States, with the onset of increasingly favorable apartment fundamentals nationwide. We are not affiliated with Lennar, LMI, the LMI JV Partner or any of their other affiliates; and the City Walk Project is our first development venture with Lennar.

Certain Investment Considerations. We believe that the acquisition and development of the City Walk Property is consistent with our growth strategy based on a number of considerations, including the following factors. With an overall population of more than 5.5 million throughout the 28-county metropolitan area, Atlanta is the ninth-largest metropolitan statistical area (MSA) in the United States, by 2012 estimates. Atlanta is considered an “Alpha(-) world city,” with a gross domestic product of US$294 billion. The City of Roswell is an affluent suburb just north of Atlanta, and at 3.3%, it boasts the lowest rental vacancy rate among all of the Atlanta-area submarkets.

In connection with the acquisition of the City Walk Property, we paid our advisor an Investment Services Fee of approximately $597,211, which is equal to 1.85% of our proportionate share of the purchase price of the City Walk Property and budgeted development and construction costs relating to the City Walk Property. Upon completion of the City Walk Project, the advisor will determine the actual amounts paid. To the extent the amounts paid to our advisor vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance, such that the Investment Services Fee is ultimately 1.85% of the amounts expended on such development and construction.

3